February 11, 2010
Ms. Linda Cvrkel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Via EDGAR

RE:	CHS Inc. Form 10-K for the fiscal year ended August 31, 2009 Filed November 10, 2009 File No. 000-50150
Dear Ms. Cvrkel:
We are in receipt of the comment letter dated February 4, 2010 from the Staff of the Securities and Exchange Commission (the “Staff”) relating to the above-referenced filings. Enclosed please find the responses of CHS Inc. (the “Company”). For ease of review, the Company has set forth each of the numbered comments of your letter, followed by the Company’s responses.
Annual Report on Form 10-K for the fiscal year ended August 31, 2009
Financial Statements, page F-1
Notes to Consolidated Financial Statements, page F-6
Note 4. Investments, page F-13
1.	We note your response to prior comment 2 and require further information. Your response indicates that the arrangements do not meet the definition of a derivative under ASC Topic 815-10-15-83. Please provide us with a full and detailed analysis of each category listed in your response and explain in further detail why such contracts do not meet the definition of a liability. Furthermore, please include in your response a full analysis of each category of contract under ASC Topic 480. As part of your response, please specifically address whether if any of events specified in the contracts occur, the company is required to purchase the equity shares or if acquiring the shares is at the option of the company. We may have further comment upon review of your response.
Response:
As noted in our prior response, the agreements through which the rights arise to acquire the interest of the other owners fall under three general categories. We have no obligation related to the agreements in any of the three categories as defined in ASC Topic 480-10-20, where the definition of an obligation is “a conditional or unconditional duty or responsibility to transfer assets or to issue equity shares.” A detailed analysis by category follows:
Category A – The Company has reciprocal agreements with the other owners of investee companies pursuant to which either party has a right of first refusal to purchase the interest of the other owner if an owner receives an offer from a third party to purchase some or all of its interest. Pursuant to the terms of each agreement, the Company is not required to purchase the other owner’s interests, as the Company’s option is limited to a right to match the offer of the third party or allow the transaction to proceed. The decision to exercise this right is solely at the Company’s discretion. Accordingly, there is no obligation, as that term is defined in ASC Topic 480-10-20, and therefore, there is no liability to the Company.

Category B – The Company has agreements with the other owners of investee companies which allow any owner the option to initiate an internal buy-sell process amongst the owners upon reaching a specified date or the occurrence of certain events, primarily the occurrence of specified operating results. The internal buy-sell process is such that either party can, but is not required to, make an offer to purchase the interest held by the other owner(s). Once an offer is extended by either party, the other owner can either accept the offer or make a counter offer. An obligation could only be created at such time as the Company makes an offer or a counter offer, which is solely at the discretion of the Company. Under the agreements, no owner can require another owner to purchase their interest. Accordingly, there is no obligation, as that term is defined in ASC Topic 480-10-20, and therefore, there is no liability to the Company.
Category C – With respect to National Cooperative Refinery Association (“NCRA”), a non-public entity and a consolidated majority-owned subsidiary of the Company, the Company may, at its option, elect to purchase the interest of the minority owners at any time at an exercise price equal to fair value of the minority interest at the time of exercise. The election to purchase the other owners’ interests (call feature) is not a requirement and is solely the Company’s decision.
Additionally, the minority owners may require the Company to purchase their interests at the fair value of the minority interest at the time of exercise (put feature) if certain defined operational changes are made by the NCRA Board of Directors without unanimous consent. The operational changes that could trigger the put feature if not unanimously approved by the NCRA Board of Directors are: (a) revising the NCRA patronage policy; (b) changing the cooperative status of NCRA; (c) sale of all or substantially all of the assets of NCRA; (d) changing the number of board members or the rights of the members to appoint board members; (e) entering into management agreements on behalf of NCRA or (f) changing the method of product allocation, availability, sales and deliveries to the NCRA members. The minority owners do not control sufficient voting rights to enact these operational changes without the consent of the Company as the Company has a contractual right to appoint four of the six NCRA directors, giving the Company control over the NCRA Board of Directors with four of the six votes. Accordingly, these operational changes are entirely within the control of the Company. We further note that none of the defined operational changes have occurred since the inception of the agreement.
Based on the analysis above, neither the put or the call feature embody an obligation, as that term is defined in ASC Topic 480-10-20, and therefore, there is no liability to the Company.
Note 1. Summary of Significant Accounting Policies — Property, Plant and Equipment, page F-9 Note 6. Other Assets
2.	We note your response to prior comment 3 but do not believe the revisions made to the financial statements were fully responsive to our prior comment. As requested in our prior comment, please revise the notes to your financial statements in your next amendment to the Form S-1 and in future filings to:
•	State that the selection of the deferral method, as opposed to expensing the cost when incurred, results in deferring recognition of these major maintenance expenditures and results in your classification of the related cash outflows as investing activities in your statement of cash flows whereas others that expense these costs as incurred, classify the cash outflows as operating cash flows; and

•	Include a roll-forward of the major maintenance expenditures, including opening balance, cost deferred, amortization, any write-offs, and ending balance in a tabular format.
Response:
The Company will change its disclosure to the following or substantially similar disclosure in an amendment to the Company’s Registration Statement on Form S-1 and other future filings under Note 1 – Summary of

Significant Accounting Policies – Goodwill and Other Intangible Assets of the Notes to Consolidated Financial Statements:
“In the Company’s Energy segment, major maintenance activities (turnarounds) at our refineries are accounted for under the deferral method. Turnarounds are the scheduled and required shutdowns of refinery processing units. The costs related to the significant overhaul and refurbishment activities include materials and direct labor costs. The costs of turnarounds are deferred when incurred and amortized on a straight-line basis over the period of time estimated to lapse until the next turnaround occurs, which is generally 2-3 years. The amortization expenses related to turnaround costs are included in cost of goods sold in the Consolidated Statements of Operations. The selection of the deferral method, as opposed to expensing the turnaround costs when incurred, results in deferring recognition of the turnaround expenditures. The deferral method also results in the classification of the related cash outflows as investing activities in the Consolidated Statements of Cash Flows, whereas expensing these costs as incurred, would result in classifying the cash outflows as operating activities.”
In addition, the Company will add the following or substantially similar disclosure in an amendment to the Company’s Registration Statement on Form S-1 and other future filings under Note 6 – Other Assets of the Notes to Consolidated Financial Statements:
     “The capitalized major maintenance activity is as follows:

	Balance at				Balance at
	Beginning	Cost		Write-	End
	of Year	Deferred	Amortization	offs	of Year
		(Dollars in thousands)
2009	$53,303	$1,771	$(24,999)		$30,075
2008	60,787	21,662	(29,146)		53,303
2007	51,583	34,664	(23,250)	$(2,210)	60,787

* * * * * * *
The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We trust that this letter is fully responsive to your comments. Please do not hesitate to contact me by telephone at (651) 355-3778 or David Kastelic, our Senior Vice President and General Counsel, at (651) 355-3712 with any further questions.

Sincerely,

By:	/s/ John Schmitz John Schmitz
Executive Vice President and Chief Financial Officer

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